FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August 2012

Commission File Number: 001-10137

EXCEL MARITIME CARRIERS LTD.

(Translation of registrant's name into English)

Excel Maritime Carriers Ltd.
Par La Ville Place

14 Par-La-Ville Road

Hamilton, HM JX, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this report on Form 6-K as Exhibit 1 is a copy of the press release issued by Excel Maritime Carriers Ltd. (the “Company”) on August 28, 2012, announcing Results for the Second Quarter and Six Month period ended June 30, 2012.

This report on Form 6-K and Exhibit 1 hereto are hereby incorporated by reference into the Company’s registration statement on Form F-3 (Reg. No. 333-168568), as amended, which was filed with the U.S. Securities and Exchange Commission with an effective date as of September 21, 2010.

Exhibit 1

Excel Maritime Reports Results for the Second Quarter and Six Month period ended June 30, 2012

ATHENS, GREECE – August 28, 2012 – Excel Maritime Carriers Ltd (NYSE: EXM) (“Excel”), an owner and operator of dry bulk carriers and an international provider of worldwide seaborne transportation services for dry bulk cargoes, announced today its operating and financial results for the second quarter and six month period ended June 30, 2012.

Financial highlights

	3-months ended June 30,		6-months ended June 30,
	2011	2012	2011	2012
	(amounts in millions of U.S Dollars, except per share data and daily TCE)
Voyage Revenues	$92.0	$63.1	$189.2	$127.2
Net Loss	$(16.0)	$(33.4)	$(17.0)	$(70.0)
Adjusted Net Loss	$(5.6)	$(36.4)	$(5.1)	$(72.0)
Losses per Share- Basic and Diluted	$(0.19)	$(0.37)	$(0.20)	$(0.79)
Adjusted Losses per Share- Basic and Diluted	$(0.07)	$(0.41)	$(0.06)	$(0.81)
Adjusted EBITDA	$44.0	$17.7	$92.0	$39.9
Time Charter Equivalent (TCE) per day	$18,932	$12,871	$19,279	$13,446

A reconciliation of the non-GAAP measures discussed above is included in a later section of this release.

Corporate highlights and Recent developments

Deferral of loan installments: In accordance with the $1.4 billion credit facility amendment reached in March 2012, we exercised our option and deferred the entire loan installments of $24.3 million each, originally due on April 2, 2012 and July 2, 2012, to the balloon payment of the facility in April 2016.

Equity Offering: On May 7, 2012, we entered into separate sales agreements with each of Deutsche Bank Securities Inc. and Knight Capital Americas, L.P., as sales agents, under which we may sell an aggregate of up to $35.0 million in gross proceeds of our Class A common stock, par value $0.01, from time to time. (Please refer to our current report on Form 6-K filed with the SEC on May 7, 2012 for a detailed discussion of the foregoing program.) As of August 24, 2012, we sold 5,831,139 shares of our Class A common stock through the offering discussed above, raising net proceeds of $4.0 million, after deducting issuance costs of $0.3 million, including sales agents’ commissions of 2.5% and other issuance expenses.

Fleet Coverage

Fleet Coverage, as of August 24, 2012	Full Year '12
Capesize Fleet	100%
Kamsarmax / Panamax Fleet	82%
Entire Fleet - Fixed Charters	83%
% of Fixed Charters with upside participation	21%

As of August 24, 2012, we have secured contract coverage for 100% of the available days of our Capesize vessels and 82% of the available days of our Kamsarmax/Panamax vessels for the current year ending December 31, 2012. With respect to the entire fleet, 83% of the available days of 2012 have been fixed, 21% of which are under contracts which offer an upside potential through profit sharing arrangements or index-linked structures and hedge against downside price risk through floor protection.

Vessel Fixtures

In May 2012, we entered into four new period time charter agreements as follows:

•

The M/V Grain Express (76,466 dwt; built in 2004) was fixed for 10-13 months at a gross daily rate of $11,000;

•

The M/V Iron Vassilis (82,257 dwt; built in 2006) was fixed for 10-13 months at a gross daily rate of $11,000;

•

The M/V Mairouli (53,206 dwt; built in 2005) was fixed for 4-6 months at a gross daily rate of $10,600;

•

The M/V Princess I (38,858 dwt; built in 1994) was fixed for 4-6 months at a gross daily rate of $9,000.

Management Commentary:

Pavlos Kanellopoulos, Chief Financial Officer of Excel, stated, “In the face of challenging conditions we are continuing our strategy of cost containment and disciplined chartering policies. Excel has taken proactive steps to address the weak market environment since the beginning of the year, first by agreeing with our lenders to defer installments and waive covenants on our existing credit facilities and more recently raising incremental capital to strengthen our balance sheet. Our industry is trying to cope with excess tonnage and increased uncertainty in the global economy. Unfortunately, so far we have not seen any significant increase in scrapping which would help moderate the pressure from vessel deliveries, leading to a challenging near term outlook for the markets that we service. We continue to believe a significant increase in vessel scrapping and restraint in vessel ordering would lead to a faster recovery in freight rates in the future.’’

Second Quarter 2012 Results:

Excel reported voyage revenues for the second quarter of 2012 amounting to $63.1 million compared to $92.0 million for the same period in 2011, a decrease of approximately 31.4%.

Adjusted EBITDA for the second quarter of 2012 was $17.7 million compared to $44.0 million for the second quarter of 2011, a decrease of approximately 59.8%.

Net loss for the quarter amounted to $33.4 million, or $0.37 per weighted average basic and diluted share, compared to a net loss of $16.0 million, or $0.19 per weighted average basic and diluted share, in the second quarter of 2011.

The second quarter 2012 results include a non-cash unrealized gain on derivative financial instruments of $3.0 million compared to a non-cash unrealized loss on derivative financial instruments of $1.3 million in the corresponding period in 2011. In addition, the second quarter 2012 results include a non-cash loss of $1.0 million relating to the valuation of the warrants and the put option on the preferred shares under the back stop agreement (“Back Stop Agreement Valuation”) entered into in connection with the amendment of our $1.4 billion credit facility earlier this year.

The above net results also include the amortization of a deferred asset for below market time charters that was recorded by Excel upon acquiring Quintana Maritime Limited (“Quintana”) on April 15, 2008. This amortization resulted in income of $1.0 million and $0.9 million for the second quarter of 2012 and 2011, respectively. In addition, the second quarter 2011 results include a non-cash loss of $10.0 million relating to the amortization of a deferred liability for favorable time charters that was recorded when Excel acquired Quintana.

Adjusted net loss, excluding all the above items, for the second quarter of 2012 amounted to $36.4 million, or $0.41 per weighted average basic and diluted share, compared to an adjusted net loss, excluding all the above items, for the second quarter of 2011 of $5.6 million, or $0.07 per weighted average basic and diluted share.

The above adjusted net loss also includes the amortization of stock-based compensation expense of $1.0 million and $2.0 million for the quarters ended June 30, 2012 and 2011, respectively.

An average of 47.0 and 48.0 vessels were operated during the second quarter of 2012 and 2011, respectively, earning a blended average time charter equivalent rate of $12,871 and $18,932 per day, respectively.

A reconciliation of adjusted EBITDA to net loss, adjusted net loss to net loss, and adjusted losses per Share Basic and Diluted to losses per Share Basic and Diluted, as well as a calculation of the TCE, is provided in a later section of this press release.

Six Months Ended June 30, 2012 Results:

Excel reported voyage revenues for the six months to June 30, 2012 amounting to $127.2 million as compared to $189.2 million for the same period in 2011, a decrease of approximately 32.8%.

Adjusted EBITDA for the period was $39.9 million compared to $92.0 million for the respective period of 2011, a decrease of approximately 56.6%.

Net loss for the six month period ended June 30, 2012 amounted to $70.0 million, or $0.79 per weighted average basic and diluted share, compared to a net loss of $17.0 million, or $0.20 per weighted average basic and diluted share, for the six month period ended June 30, 2011.

The results for the six month period ended June 30, 2012 include a non-cash unrealized gain on derivative financial instruments of $6.5 million compared to a non-cash unrealized gain on derivative financial instruments of $5.0 million in the corresponding period in 2011.

In addition, the results, for the six month period ended June 30, 2012, include a non-cash loss of $6.4 million relating to the Back Stop Agreement Valuation.

The above net results also include the amortization of a deferred asset for below market time charters that was recorded by Excel upon acquiring Quintana on April 15, 2008.  This amortization resulted in income of $1.9 million and $1.7 million for the six-month periods ended June 30, 2012 and 2011, respectively. In addition, the results for the six month period ended June 30, 2011 include a non-cash loss of $19.8 million relating to the amortization of a deferred liability for favorable time charters that was recorded when Excel acquired Quintana and a non cash gain in connection with the sale of the M/V Marybelle amounting to $1.3 million.

Adjusted net loss, excluding all the above items, for the six month period ended June 30, 2012 would have amounted to $72.0 million, or $0.81 per weighted average basic and diluted share, compared to an adjusted net loss, excluding all the above items, for the six month period ended June 30, 2011 of $5.1 million, or $0.06 per weighted average basic and diluted share.

The above adjusted net results also include the amortization of stock based compensation expense of $1.6 million and $3.3 million, for the six month period ended June 30, 2012 and 2011, respectively.

An average of 47.0 and 48.2 vessels were operated during the six month period ended June 30, 2012 and 2011, respectively, earning a blended average time charter equivalent rate of $13,446 and $19,279 per day, respectively.

A reconciliation of adjusted EBITDA to net loss, adjusted net loss to net loss, and adjusted losses per Share Basic and Diluted to losses per Share Basic and Diluted, as well as a calculation of the TCE, is provided in a later section of this press release.

Conference Call Details:

Tomorrow August 29, 2012 at 08:30 A.M. EDT, the Company’s management will host a conference call to discuss these results.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 866 819 7111 (US Toll Free Dial In), 0800 953 0329 (UK Toll Free Dial In) or +44 (0)1452 542 301 (Standard International Dial In). Please quote “Excel Maritime” to the operator.

A telephonic replay of the conference call will be available until September 5, 2012 by dialing 1 866 247 4222 (US Toll Free Dial In), 0800 953 1533 (UK Toll Free Dial In) or +44 (0)1452 550 000 (Standard International Dial In). Access Code: 1838801#

Slides and Audio Webcast:

There will also be a live, and then archived, webcast of the conference call, available through Excel s’ website (www.excelmaritime.com). Participants for the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

- Financial Statements and Other Financial Data Follow -

EXCEL MARITIME CARRIERS LTD AND SUBSIDIARIES

CONSOLIDATED UNAUDITED STATEMENTS OF OPERATIONS

FOR THE QUARTER ENDED JUNE 30, 2011 AND 2012

(In thousands of U.S. Dollars, except for share and per share data)

	Second Quarter
	2011	2012
REVENUES:
Voyage revenues	$91,962	$63,143
Time Charter fair value amortization	845	961
Total Revenues	92,807	64,104

EXPENSES:
Voyage expenses	8,437	8,817
Charter hire expense	8,185	8,186
Charter hire amortization	9,959	-
Commissions to related parties	1,019	706
Vessel operating expenses	21,846	20,622
Depreciation expense	31,952	31,824
Dry-docking and special survey cost	3,131	3,717
General and administrative expenses	10,644	8,610
	95,173	82,482

Loss from operations	(2,366)	(18,378)

OTHER INCOME (EXPENSES):
Interest and finance costs	(7,832)	(13,477)
Interest income	403	42
Losses on derivative financial instruments	(6,109)	(2,062)
Foreign exchange gains (losses)	(185)	158
Other, net	631	692
Total other expenses, net	(13,092)	(14,647)

Net loss before taxes and income earned by non controlling interest	(15,458)	(33,025)

US Source Income taxes	(252)	(124)

Net loss	(15,710)	(33,149)

Income earned by non-controlling interest	(287)	(277)

Net loss attributable to Excel Maritime Carriers Ltd.	$(15,997)	$(33,426)

Losses per common share, basic	$(0.19)	$(0.37)
Weighted average number of shares, basic	83,819,299	89,469,267
Losses per common share, diluted	$(0.19)	$(0.37)
Weighted average number of shares, diluted	83,819,299	89,469,267

EXCEL MARITIME CARRIERS LTD AND SUBSIDIARIES

CONSOLIDATED UNAUDITED STATEMENTS OF OPERATIONS

FOR THE SIX MONTH PERIODS ENDED JUNE 30, 2011 AND 2012

(In thousands of U.S. Dollars, except for share and per share data)

	Six-month period ended June 30,
	2011	2012
REVENUES:
Voyage revenues	$189,240	$127,219
Time Charter fair value amortization	1,681	1,924
Revenue from managing related party vessels	17	-
Total Revenues	190,938	129,143

EXPENSES:
Voyage expenses	21,557	16,196
Charter hire expense	16,281	16,371
Charter hire amortization	19,808	-
Commissions to related parties	2,092	1,423
Vessel operating expenses	42,875	40,150
Depreciation expense	63,666	63,695
Dry-docking and special survey cost	4,277	12,333
General and administrative expenses	17,063	14,707
	187,619	164,875

Gain on sale of vessel	1,274	-

Income (loss) from operations	4,593	(35,732)

OTHER INCOME (EXPENSES):
Interest and finance costs	(15,600)	(30,598)
Interest income	824	208
Losses on derivative financial instruments	(5,651)	(3,563)
Foreign exchange gains (losses)	(344)	166
Other, net	221	448
Total other expenses, net	(20,550)	(33,339)

Net loss before taxes and income earned by non controlling interest	(15,957)	(69,071)

US Source Income taxes	(504)	(313)

Net loss	(16,461)	(69,384)

Income earned by non-controlling interest	(560)	(629)

Net loss attributable to Excel Maritime Carriers Ltd.	$(17,021)	$(70,013)

Losses per common share, basic	$(0.20)	$(0.79)
Weighted average number of shares, basic	83,730,845	88,723,937
Losses per common share, diluted	$(0.20)	$(0.79)
Weighted average number of shares, diluted	83,730,845	88,723,937

EXCEL MARITIME CARRIERS LTD AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AT DECEMBER 31, 2011 AND JUNE 30, 2012 (UNAUDITED)

(In thousands of U.S. Dollars)

ASSETS	December 31, 2011	June 30, 2012

CURRENT ASSETS:
Cash and cash equivalents	$53,749	$27,235
Restricted cash	5,700	6,623
Accounts receivable	7,004	4,223
Other current assets	16,392	16,275
Total current assets	82,845	54,356

FIXED ASSETS:
Vessels, net	2,579,285	2,515,874
Office furniture and equipment, net	941	718
Total fixed assets, net	2,580,226	2,516,592

OTHER NON CURRENT ASSETS:
Other deferred non- current asset	1,108	1,257
Restricted cash	57,750	58,250

Total assets	$2,721,929	$2,630,455

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current portion of long-term debt, net of deferred financing fees	$104,879	$56,510
Accounts payable	12,062	12,025
Other current liabilities	31,106	33,908
Derivative financial instruments	19,453	19,797
Total current liabilities	167,500	122,240

Long-term debt, net of current portion and net of deferred financing fees	952,716	974,848
Time charters acquired, net	14,633	12,858
Derivative financial instruments	26,516	19,709

Total liabilities	1,161,365	1,129,655

Commitments and contingencies	-	-

STOCKHOLDERS’ EQUITY:
Preferred stock	-	-
Common stock	891	930
Additional paid-in capital	1,071,263	1,080,797
Other Comprehensive loss	(3,064)	(3,206)
Retained earnings	480,081	410,068
Less: Treasury stock	(189)	-
Excel Maritime Carriers Ltd. Stockholders’ equity	1,548,982	1,488,589
Non-controlling interests	11,582	12,211
Total Stockholders’ Equity	1,560,564	1,500,800
Total liabilities and stockholders’ equity	$2,721,929	$2,630,455

EXCEL MARITIME CARRIERS LTD AND SUBSIDIARIES

CONSOLIDATED UNAUDITED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTH PERIODS ENDED JUNE 30, 2011 AND 2012

(In thousands of U.S. Dollars)

	Six-month period ended June 30,
	2011	2012
Cash Flows from Operating Activities:
Net loss	$(16,461)	$(69,384)
Adjustments to reconcile net loss to net cash provided by operating activities	84,129	69,325
Changes in operating assets and liabilities:
Operating assets	1,874	5,555
Operating liabilities	1,831	(1,299)
Net Cash provided by Operating Activities	$71,373	$4,197

Cash Flows from Investing Activities:
Advances for vessels under construction	(18,267)	-
Additions to office furniture and equipment	(186)	(32)
Additions to vessels cost	(54)	(29)
Advance from vessel sale	1,500	-
Restricted cash-sale of vessel	(1,500)	-
Proceeds from sale of vessel	9,880	-
Net cash used in Investing Activities	$(8,627)	$(61)

Cash Flows from Financing Activities:
Increase in restricted cash	(9,619)	(1,423)
Proceeds from long-term debt	16,100	-
Repayment of long-term debt	(75,409)	(29,542)
Issuance of common stock, net of related issuance costs	-	3,075
Payment of financing costs	(9)	(2,760)
Net cash used in Financing Activities	$(68,937)	$(30,650)

Net decrease in cash and cash equivalents	(6,191)	(26,514)
Cash and cash equivalents at beginning of period	65,917	53,749
Cash and cash equivalents at end of the period	$59,726	$27,235

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid during the period for:
Interest payments under our credit facilities	$10,422	$15,573
Interest payments under our interest rate swap agreements	12,081	10,163
U.S source income taxes	514	389

Adjusted EBITDA Reconciliation
(all amounts in thousands of U.S. Dollars)
	Three month period ended June 30,		Six month period ended June 30,
	2011	2012	2011	2012
Net loss	$(15,997)	$(33,426)	$(17,021)	$(70,013)
Interest and finance costs, net (1)	12,263	18,489	25,406	40,406
Depreciation	31,952	31,824	63,666	63,695
Dry-dock and special survey cost	3,131	3,717	4,277	12,333
Unrealized derivative financial instruments (gain) loss	1,275	(2,992)	(4,979)	(6,453)
Amortization of T/C fair values (2)	9,114	(961)	18,127	(1,924)
Stock based compensation	2,017	962	3,330	1,584
Gain on sale of vessel	-	-	(1,274)	-
Taxes	252	124	504	313
Adjusted EBITDA	$44,007	$17,737	$92,036	$39,941

(1) Includes back stop agreement non cash loss and derivative financial instruments paid and received
(2) Analysis:
	Three month period ended June 30,		Six month period ended June 30,
	2011	2012	2011	2012
Non-cash amortization of unfavorable time charters in revenue	$(845)	$(961)	$(1,681)	$(1,924)
Non-cash amortization of favorable time charters in charter hire expense	9,959	-	19,808	-
	$9,114	$(961)	$18,127	$(1,924)

Reconciliation of Net loss to Adjusted Net loss
(all amounts in thousands of U.S. Dollars)
	Three month period ended June 30,		Six month period ended June 30,
	2011	2012	2011	2012
Net loss	$(15,997)	$(33,426)	$(17,021)	$(70,013)
Unrealized derivative financial instruments (gain) loss	1,275	(2,992)	(4,979)	(6,453)
Back stop agreement valuation loss	-	989	-	6,358
Gain on sale of vessel	-	-	(1,274)	-
Amortization of T/C fair values	9,114	(961)	18,127	(1,924)
Adjusted Net loss	$(5,608)	$(36,390)	$(5,147)	$(72,032)

Reconciliation of losses per Share to Adjusted losses per Share (Basic and Diluted)
(all amounts in U.S. Dollars)
	Three month period ended June 30,		Six month period ended June 30,
	2011	2012	2011	2012
Losses per share	$(0.19)	$(0.37)	$(0.20)	$(0.79)
Unrealized derivative financial instruments (gain) loss	0.01	(0.03)	(0.06)	(0.07)
Back stop agreement valuation loss	-	0.01	-	0.07
Gain on sale of vessel	-	-	(0.02)	-
Amortization of T/C fair values	0.11	(0.02)	0.22	(0.02)
Adjusted Losses per share	$(0.07)	$(0.41)	$(0.06)	$(0.81)

Disclosure of Non-GAAP Financial Measures

Adjusted EBITDA represents net income/(loss) attributable to us plus net interest and finance costs, depreciation and taxes, eliminating the effect of stock-based compensation, gains or losses on the sale of vessels, amortization of deferred time charter assets and liabilities and unrealized gains or losses on derivatives, which are significant non-cash items. Following Excel’ s change in the method of accounting for dry docking and special survey costs, such costs are also included in the adjustments to EBITDA for comparability purposes. Excel’s management uses adjusted EBITDA as a performance measure. Excel believes that adjusted EBITDA is useful to investors, because the shipping industry is capital intensive and may involve significant financing costs. Adjusted EBITDA is not a measure recognized by GAAP and should not be considered as an alternative to net income, operating income or any other indicator of a Company’s operating performance required by GAAP. Excel’s definition of adjusted EBITDA may not be the same as that used by other companies in the shipping or other industries.

Adjusted Net Income/(loss) represents net income/(loss) attributable to us plus unrealized gains or losses from our derivative transactions, back stop agreement valuation losses, any gains or losses on sale of vessels and the elimination of the effect of deferred time charter assets and liabilities, all of which are significant non-cash items. Adjusted Earnings/(losses) per Share (basic and diluted) represents Adjusted Net Income/(loss) divided by the weighted average shares outstanding (basic and diluted).

These measures are “non-GAAP financial measures” and should not be considered to be substitutes for net income/ (loss) or earnings/ (losses) per share (basic and diluted), respectively, as reported under GAAP. Excel has included an adjusted net loss and adjusted losses per share (basic and diluted) calculation in this period in order to facilitate comparability between Excel’s performance in the reported periods and its performance in prior periods.

About Excel Maritime Carriers Ltd

Excel is an owner and operator of dry bulk carriers and a provider of worldwide seaborne transportation services for dry bulk cargoes, such as iron ore, coal and grains, as well as bauxite, fertilizers and steel products. Excel owns a fleet of 40 vessels, one of which, a Capesize vessel, is owned by a joint venture in which Excel holds a 71.4% interest, and, together with seven Panamax vessels under bareboat charters, operates 47 vessels (seven Capesize, 14 Kamsarmax, 21 Panamax, two Supramax and three Handymax vessels) with a total carrying capacity of approximately 4.1 million DWT.

Excel’s Class A common shares have been listed since September 15, 2005 on the New York Stock Exchange (NYSE) under the symbol EXM and, prior to that date, were listed on the American Stock Exchange (AMEX) since 1998. For more information about Excel, please go to our corporate website www.excelmaritime.com.

Forward-Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and Excel’s growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters.

Words such as “will” “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements.

Although Excel believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct.

These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Excel. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to the ability to changes in the demand for dry bulk vessels, competitive factors in the market in which Excel operates; risks associated with operations outside the United States; and other factors listed from time to time in Excel’s filings with the Securities and Exchange Commission. Excel expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Excel’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Contacts:

Investor Relations / Financial Media:

Nicolas Bornozis

President

Capital Link, Inc.

230 Park Avenue – Suite 1536

New York, NY 10169, USA

Tel:  (212) 661-7566

Fax: (212) 661-7526

E-Mail: excelmaritime@capitallink.com

           www.capitallink.com

Company:

Pavlos Kanellopoulos

Chief Financial Officer

Excel Maritime Carriers Ltd.

17th Km National Road Athens-Lamia & Finikos Street

145 64 Nea Kifisia

Athens, Greece

Tel: +30-210-62-09-520

Fax: +30-210-62-09-528

E-Mail: ir@excelmaritime.com

           www.excelmaritime.com

APPENDIX

The following key indicators highlight the Company’s financial and operating performance for the three and six months ended June 30, 2012 compared to the corresponding periods in the prior year.

Vessel Employment
(In U.S. Dollars per day, except for days and utilization)
	Three month period ended June 30,		Six month period ended June 30,
	2011	2012	2011	2012
Calendar days	4,368	4,277	8,719	8,554
Available days	4,358	4,166	8,589	8,151
Utilization	99.8%	97.4%	98.5%	95.3%
Time charter equivalent rate	$18,932	$12,871	$19,279	$13,446
Vessel operating expenses	$(5,001)	$(4,822)	$(4,917)	$(4,694)
Net Operating cash flows before G&A expenses	$13,931	$8,049	$14,362	$8,752

Glossary of Terms

Average number of vessels: This is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of calendar days each vessel formed  part of our fleet during that period divided by the number of calendar days in that period.

Total calendar days: We define these as the total days we possessed   the vessels in our fleet for the relevant period including off hire days associated with major repairs, dry dockings or special or intermediate surveys. Calendar days are an indicator of the size of the fleet over a specific period of time and affect both the amount of revenues and the amount of expenses that are recorded during that period.

Available days: These are the calendar days less the aggregate number of off-hire days associated with major repairs, dry dockings or special or intermediate surveys. The shipping industry uses available days to measure the number of days in a period during which vessels should be capable of generating revenue.

Fleet utilization: This is the percentage of time that our vessels were available for revenue generating days, and is determined by dividing available days by calendar days for the relevant period.

Time charter equivalent rate (“TCE”): This is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing revenue generated from voyage charters (net of voyage expenses) by available days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. Time charter equivalent revenue and TCE rate are not measures of financial performance under U.S. GAAP and may not be comparable to similarly titled measures of financial performance used by other companies. However, TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot voyage charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

Time Charter Equivalent Calculation
(all amounts in thousands of U.S. Dollars, except for Daily Time Charter Equivalent and available days)
	For the three month period ended June 30,		For the six month period ended June 30,
	2011	2012	2011	2012
Voyage revenues	$91,962	$63,143	$189,240	$127,219
Voyage expenses and commissions to related parties	(9,456)	(9,523)	(23,649)	(17,619)
Total revenue, net of voyage expenses	$82,506	$53,620	$165,591	$109,600
Total available days	4,358	4,166	8,589	8,151
Daily Time charter equivalent	$18,932	$12,871	$19,279	$13,446

Daily vessel operating expenses: This includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs and is calculated by dividing vessel operating expenses by total calendar days for the relevant time period.

Expected Amortization Schedule for Fair Valued Time Charters for Next Year
(in millions of U.S. Dollars)	3Q’12	4Q’12	1Q’13	2Q’13	Total

Amortization of unfavorable time charters (1)	$0.9	$0.9	$0.9	$0.9	$3.6

(1)

Adjustment to Revenue from operations i.e. increases revenues

Fleet List as of August 24, 2012:

	Vessel Name	Dwt	Year Built	Charter Type	Daily rate		Average Charter Expiration
1	Mairaki (1)	181,000	2011	Period	$28,000		Apr 2016
2	Christine (1) (2)	180,000	2010	Period	$25,000		Jan 2016
3	Sandra (1)	180,274	2008	Period	$26,500		Nov 2015
4	Iron Miner	177,931	2007	Period	$17,000		Mar 2013
5	Kirmar	164,218	2001	Period	$49,000	(net)	May 2013
6	Iron Beauty	164,218	2001	Period	$12,250		Dec 2012
7	Lowlands Beilun (1)	170,162	1999	Period	$28,000		Nov 2015
	Total Capesize (7)	1,217,803
8	Iron Manolis	82,269	2007	Period	$14,000		Dec 2012
9	Iron Brooke	82,594	2007	Period	$11,250		Mar 2013
10	Iron Lindrew (4)	82,598	2007	Period	$12,000	(floor)	Jan 2014
11	Pascha	82,574	2006	Period	$14,000		Oct 2012
12	Coal Gypsy	82,221	2006	Period	$11,250		May 2013
13	Iron Anne	82,220	2006	Period	$14,000		Dec 2012
14	Iron Vassilis	82,257	2006	Period	$11,000		Jul 2013
15	Iron Bill	82,187	2006	Period	$11,500		Apr 2013
16	Ore Hansa	82,209	2006	Period	$11,250		May 2013
17	Iron Kalypso	82,224	2006	Period	$11,500		Jan 2013
18	Iron Fuzeyya (6)	82,209	2006	Period	$12,750	(year 1)	Nov 2013
19	Santa Barbara (3)	82,266	2006	Period	$14,000	(floor)	Jun 2013
20	Coal Hunter (3)	82,298	2006	Period	$14,000	(floor)	Jun 2013
21	Iron Bradyn	82,769	2005	Period	$12,000		Nov 2012
	Total Kamsarmax (14)	1,152,895
22	Grain Harvester	76,417	2004	Period	$11,250		Apr 2013
23	Grain Express	76,466	2004	Period	$11,000		Jul 2013
24	Iron Knight	76,429	2004	Period	$12,250		Jan 2013
25	Coal Pride	72,493	1999	Spot
26	Isminaki (4)	74,577	1998	Period	$11,000	(floor)	Nov 2012
27	Angela Star (4)	73,798	1998	Period	$11,000	(floor)	Nov 2012
28	Elinakos	73,751	1997	Spot
29	Happy Day	71,694	1997	Spot
30	Iron Man (5)	72,861	1997	Spot
31	Coal Age (5)	72,824	1997	Spot
32	Fearless I (5)	73,427	1997	Spot
33	Barbara (5)	73,307	1997	Spot
34	Linda Leah (4) (5)	73,317	1997	Period	$11,000	(floor)	Oct 2012
35	King Coal (5)	72,873	1997	Spot
36	Coal Glory (5)	73,670	1995	Spot
37	Powerful	70,083	1994	Spot
38	First Endeavour	69,111	1994	Spot
39	Rodon	73,656	1993	Spot
40	Birthday	71,504	1993	Spot
41	Renuar	70,155	1993	Spot
42	Fortezza	69,634	1993	Spot
	Total Panamax (21)	1,532,047
43	July M	55,567	2005	Period	$10,000		Oct 2012
44	Mairouli	53,206	2005	Period	$10,600		Oct 2012
	Total Supramax (2)	108,773
45	Emerald	45,588	1998	Spot
46	Princess I	38,858	1994	Period	$9,000		Oct 2012
47	Attractive	41,524	1985	Spot
	Total Handymax (3)	125,970
	Total Fleet (47)	4,137,488
	Average age		11.2 Yrs

(1) The charter includes a 50% profit-sharing arrangement over the indicated base daily time charter rate based on the monthly AV4 BCI Time Charter Rate, which is the Baltic Capesize Index Average of four specific time charter routes as published daily by the Baltic Exchange in London.

(2) The Company holds a 71.4% ownership interest in the joint venture that owns the vessel.

(3) The daily charter rate is calculated on the basis of the average of the AV4 BPI rates, as published on a daily basis by the Baltic Exchange in London during the 15 days preceding the payment of hire, with a guaranteed minimum daily rate (floor) of $14,000 and a 50% profit-sharing arrangement over the amount specified in each charter.

(4) The daily charter rate is calculated on the basis of the average of the AV4 BPI rates, as published on a daily basis by the Baltic Exchange in London during the 15 days preceding the payment of hire, with a guaranteed minimum daily rate (floor) ranging from $11,000 to $12,000 and a 50% profit-sharing arrangement over the amount specified in each charter.

(5) Indicates a vessel sold to its current owner in July 2007 and subsequently leased back to us under a bareboat charter expiring in July 2015.

(6) The daily charter rate during the first year of the charter is $12,750. Thereafter, the charter rate is calculated on the basis of the average of the AV4 BPI rates, as published on a daily basis by the Baltic Exchange in London during the 15 days preceding the payment of hire, with a guaranteed minimum daily rate (floor) of $11,750 and a 50% profit-sharing arrangement over the amount specified in the charter.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXCEL MARITIME CARRIERS LTD.

(Registrant)

By: /s/ Pavlos Kanellopoulos
Pavlos Kanellopoulos Chief Financial Officer

Dated: August 28, 2012